UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND

(Name of Issuer)

ADJUSTABLE RATE MUNIFUND TERM PREFERRED SHARES

(Title of Class of Securities)

670682111

(CUSIP Number)

Deutsche Bank AG\

Taunusanlage 12

Frankfurt Am Main D-60325, Germany

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP Nos. 670682111

1.	Names of Reporting Persons Deutsche Bank AG 13-2944988
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions) BK

SCHEDULE 13D

CUSIP Nos. 670682111

1.	Names of Reporting Persons DB Municipal Holdings LLC 82-2633289
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions) OO

Item 1	Security and Issuer

This Amendment No. 3 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated April 19, 2021 and filed with the SEC on April 28, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 dated June 9, 2022 and filed with the SEC on June 13, 2022 (“Amendment No. 1”), as further amended by Amendment No. 2 dated April 3, 2023 and filed with the SEC on April 5, 2023 for Deutsche Bank AG (“DB AG”) and DB Municipal Holdings LLC (“DBMH”) (collectively, the “Reporting Persons”) with respect to the adjustable rate munifund term preferred shares (the “AMTP Shares”) of Nuveen Municipal High Income Opportunity Fund (the “Issuer”).

This Amendment is being filed to report a change in the Reporting Persons’ ownership percentage of the Issuer as a result of a transition of the Reporting Persons’ 1,000 AMTP Shares, Series 2032 (CUSIP No. 670682111) to a new shareholder.

Item 2	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“The 1,700 AMTP Shares, Series 2032 (CUSIP No. 670682111) held by the Reporting Persons were sold in an open market transaction on April 24, 2023 for a price of $100,241.80822 per share (the “Transaction”) and as a result of the Transaction, the Reporting Persons no longer own any AMTP Shares, Series 2032 (CUSIP No. 670682111) of the Issuer.”

Item 4	Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“As a result of the Transaction, the Reporting Persons no longer own any AMTP Shares, Series 2032 (CUSIP No. 670682111). of the Issuer.”

Item 5	Interest in Securities of the Issuer

Paragraphs (d) and (e) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety with the following:

“(d) Not applicable

(e) On April 24, 2023, as a result of the Transaction, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.”

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“The responses of the Reporting Persons under Item 3 and Item 4 hereof are incorporated herein by reference. All voting arrangements and financing arrangements relating to the AMTP Shares have been terminated as a result of the sale of the AMTP Shares.”

Item 7	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

“Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Limited Power of Attorney”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2023

DEUTSCHE BANK AG

By:	/s/ David Ramos
Name: David Ramos
Title: Assistant Vice President

By:	/s/ Michael Caro
Name: Michael Caro
Title: Vice President

DB MUNICIPAL HOLDINGS LLC

By:	/s/ Robert Lucas
Name: Robert Lucas
Title: Associate

By:	/s/ John Werba
Name: John Werba
Title: Director

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Limited Power of Attorney

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF

REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and board member of Deutsche Bank AG. The business address of each of the executive officers and directors of Deutsche Bank AG is Taunusanlage 12 Frankfurt Am Main D-60325, Germany.

Name	Position with Deutsche Bank AG	Principal Occupation/Citizenship
Christian Sewing	Chief Executive Officer	Chief Executive Officer, Management Board Member and responsible for Corporate Bank and Investment Bank German

Karl von Rohr	President	President, Management Board Member, responsible for Private Bank and Asset Management, responsible for Germany and Europe, Middle East and Africa German

Fabrizio Campelli	Head of Corporate Bank and Investment Bank	Head of Corporate Bank and Investment Bank, Management Board Member and responsible for Human Resources United Kingdom, Italian

Bernd Leukert	Chief Technology, Data and Innovation Officer	Chief Technology, Data and Innovation Office, Management Board Member and responsible for Technology, Data and Innovation German

Olivier Vigneron	Chief Risk Officer	Chief Risk Officer, Management Board Member France

James von Moltke	President and Chief Financial Officer	Chief Financial Officer, Management Board Member Australian, German

Alexander von zur Mühlen	Chief Executive Officer Asia Pacific	Chief Executive Officer for the Asia Pacific region and Management Board Member German

Rebecca Short	Chief Transformation Officer	Chief Transformation Officer, Management Board Member United Kingdom, New Zealand

Stefan Simon	Chief Administrative Officer	Chief Administrative Officer, Management Board Member and responsible for Government and Regulatory Affairs and Legal and Governance. German

Alexander Wynaendts	Chairman of the Supervisory Board	Chairman of the Supervisory Board of Deutsche Bank AG Dutch

Detlef Polaschek	Deputy Chairman of the Supervisory Board	Deputy Chairman of the Supervisory Board of Deutsche Bank AG and Member of the General Staff Council of Deutsche Bank German

Ludwig Blomeyer-Bartenstein	Spokesperson of the Management	Spokesperson of the Management and Head of the Market Region Bremen of Deutsche Bank AG German

Mayree Clark	Supervisory Board Member	Founder and Managing Partner of Eachwin Capital American

Jan Duscheck	Supervisory Board Member	Head of national working group Banking, trade union ver.di German

Manja Eifert	Supervisory Board Member	Chairperson of the Staff Council, Deutsche Bank AG, Berlin German

Sigmar Gabriel	Supervisory Board Member	Former German Federal Government Minister German

Timo Heider	Supervisory Board Member

Chairman of the General Staff Council of BHW Bausparkasse AG/Postbank Finanzberatung AG, Chairman of the General Staff Council of PCC Services GmbH der Deutschen Bank, Chairman of the Staff Council of BHW Bausparkasse AG, PCC Services GmbH der Deutschen Bank, Postbank Finanzberatung AG and BHW Holding GmbH, and Deputy Chairman of the Group Staff Council of Deutsche Bank AG

German

Martina Klee	Supervisory Board Member	Deputy Chairperson of the Staff Council PWCC Center Frankfurt of Deutsche Bank German

Gabriele Platscher	Supervisory Board Member	Chairperson of the Staff Council Niedersachsen Ost of Deutsche Bank German

Bernd Rose	Supervisory Board Member	Chairman of the General Staff Council of Postbank Filialvertrieb AG, Member of the Group Staff Council of Deutsche Bank, Member of the European Staff Council of Deutsche Bank German

Yngve Slyngstad	Supervisory Board Member	Chief Executive Officer, Aker Asset Management AS

John Alexander Thain	Supervisory Board Member	Former Chairman and Chief Executive Officer, CIT Group Inc. American

Michele Trogni	Supervisory Board Member	Operating Partner of Eldridge Industries LLC United Kingdom

Dr. Dagmar Valcárcel	Supervisory Board Member	Supervisory Board Member, Former Chair of the Management Board, Andbank Asset Management Luxembourg S.A., Luxembourg German, Spanish

Stefan Viertel	Supervisory Board Member

Head of Institutional Cash Sales & Client Management (& ACO) Hungary, Deutsche Bank AG, Member of the General Staff Council, Staff Council Representative of the Corporate Bank and Investment Bank, Deutsche Bank AG

German

Dr. Theodor Weimer	Supervisory Board Member	CEO, Deutsche Börse AG German

Frank Werneke	Supervisory Board Member	Chairman of the trade union ver.di, Berlin German

Prof. Dr. Norbert Winkeljohann	Supervisory Board Member	Self-employed corporate consultant, Norbert Winkeljohann Advisory & Investments German

Frank Witter	Supervisory Board Member	Supervisory Board Member German

The following sets forth the name and present principal occupation of each executive officer and director of Deutsche Bank Securities Inc. (“DBSI”), DBSI being the majority member of DBMH. The business address of each of the executive officers and directors of DBSI is 60 Wall Street New York, NY 10005 United States.

Name	Position with Deutsche Bank Securities Inc.	Principal Occupation/Citizenship
James Davies	Chief Executive Officer, President, Director	Chief Executive Officer, President and Member of Board of Directors of Deutsche Bank Securities Inc. United Kingdom, Australian

Anthony Stucchio	Chief Operations Officer, Director	Chief Operations Officer and Member of Board of Directors of Deutsche Bank Securities Inc. American

Tiberio Massaro	Chief Financial Officer, Director	Chief Financial Officer and Member of Board of Directors of Deutsche Bank Securities Inc. American

Wade Bicknell	Chief Security Officer, Chief Information Security Officer	Chief Security Officer, Chief Information Security Officer of Deutsche Bank Securities Inc. American

Peter Berardi	Chief Credit Officer	Chief Credit Officer of Deutsche Bank Securities Inc. American

Charles Green, Jr.	Chief Market Risk Officer, Chief Risk Officer, Director	Chief Market Risk Officer, Chief Risk Officer, and Member of Board of Directors of Deutsche Bank Securities Inc. American

James Mellstrom	Chief Administrative Officer	Chief Administrative Officer and Director of Deutsche Bank Securities Inc. American

Jonathan Banks	Chief Compliance Officer	Chief Compliance Officer and Managing Director of Deutsche Bank Securities Inc. American

Jason Monteiro	Chief Compliance Officer - Registered Investment Adviser	Chief Compliance Officer - Registered Investment Adviser of Deutsche Bank Securities Inc. American

Michael Koplowitz	Chief Compliance Officer - Futures Commission Merchant	Chief Compliance Officer - Futures Commission Merchant of Deutsche Bank Securities Inc. American

Robert Barisciano	Assistant Secretary, Vice President	Assistant Secretary, Vice President of Deutsche Bank Securities Inc. American

Kristian Beyer	Deputy Chief Market Risk Officer, Director	Deputy Chief Market Risk Officer, Director of Deutsche Bank Securities Inc. American

Patricia Carroll	Company Secretary, Vice President	Company Secretary, Vice President of Deutsche Bank Securities Inc. American

Taylor Chapman-Kennedy	Assistant Secretary, Vice President	Assistant Secretary, Vice President of Deutsche Bank Securities Inc. American

Yaelle Cregut Layani	Anti-Money Laundering Officer, Director	Anti-Money Laundering Officer, Director of Deutsche Bank Securities Inc. American

Joseph Silverberg	Treasurer	Managing Director of Deutsche Bank Securities Inc. American

Jason Rogers	Director	Managing Director of Deutsche Bank Securities Inc. American

SCHEDULE II

LITIGATION SCHEDULE

Deutsche Bank AG and Deutsche Bank Securities, Inc. (the majority Member of DB Municipal Holdings LLC) have been involved in a number of proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in (i) the Deutsche Bank Securities, Inc. Form BD, (ii) Deutsche Bank AG’s annual reports on Form 20-F and periodic reports on Form 6-K filed with the SEC, and (iii) in other regulatory reports, which descriptions are hereby incorporated by reference.